Exhibit 99.1

Alterity Therapeutics Limited

Appendix 4D

Half year ended 31 December 2019

Name of entity:	Alterity Therapeutics Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2019
Previous period:	31 December 2018

Results for announcement to the market
				A$
Revenue from ordinary activities*	Down	78.7%	to	14,133
Net loss after tax (from ordinary activities) for the period attributable to members	Up	5.6%	to	5,640,258
Net loss after tax for the period attributable to members	Up	5.6%	to	5,640,258

Net tangible assets per security

	31 December	31 December
	2019 A$	2018 A$
Net tangible asset backing (cents per share)	1.27	2.03

Explanation of results*

Alterity Therapeutics Limited recorded income of $14,133 for the half year ended 31 December 2019 (2018: 66,364) which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss of 5,640,258 for the half year ended 31 December 2019 (2018: 5,340,227).

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the Group for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ending 31 December 2019.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the Group’s independent auditor which includes a paragraph regarding a material uncertainty in relation to going concern.

Alterity Therapeutics Limited

ABN 37 080 699 065

Interim financial report

for the half-year 31 December 2019

Alterity Therapeutics Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Chairman & CEO

Mr. Brian Meltzer
Independent Non-Executive Director

Mr. Peter Marks
Independent Non-Executive Director

Mr. Lawrence Gozlan
Non-Executive Director

Dr. David Sinclair
Non-Executive Director

Mr. Tristan Edwards
Non-Executive Director

Secretary	Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates
Level 6/400 Collins St Melbourne Victoria 3000

Website	www.alteritytherapeutics.com

Alterity Therapeutics Limited

Directors’ report

31 December 2019

Your directors present their report on the Consolidated Entity (referred to hereafter as the group) consisting of Alterity Therapeutics Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2019.

Directors

The following persons were directors of Alterity Therapeutics Limited during the whole of the half-year and up to the date of this report:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Mr. Peter Marks

Mr. Lawrence Gozlan

Dr. David Sinclair

Mr. Tristan Edwards

Review of operations - 31 December 2019

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2019.

The Group’s 30 June 2019 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Development update for PBT434

Alterity Therapeutics’ lead drug candidate PBT434, a novel, small molecule targeting pathological alpha-synuclein protein, achieved significant clinical and regulatory developments over the period.

The Company’s Phase 1 Clinical trial found PBT434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) volunteers, with an adverse event profile comparable to placebo.

From the results, PBT434 looks to treat neurodegenerative diseases resulting from accumulation and aggregation of alpha-synuclein protein, such as Multiple Systems Atrophy (MSA) and Parkinson’s disease (PD). By inhibiting the alpha-synuclein aggregation, PBT434 was found to preserve neurons and improve motor function in pre-clinical models of MSA and PD.

Importantly the results also indicated that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that the clinically tested doses achieve concentrations in the brain that exceed those associated with the reported efficacy in animal models.

Alterity has presented the findings to the scientific, MSA, and PD research communities at the 2019 International Congress of Parkinson’s disease and Movement Disorders (MDS Congress), further enhancing the Company and its drug, as a potential leader in this treatment space.

Alterity Therapeutics Limited

Directors’ report

31 December 2019

(continued)

Review of operations - 31 December 2019 (continued)

The Company is already in the preparatory phase of planning its Phase 2 clinical trial of PBT434 in MSA, and will provide further updates in the coming months.

Regulatory developments over the period saw PBT434 receive a positive opinion from the Committee for Orphan Medicinal Products (COMP) on recommending the designation of the drug for the treatment of MSA as an orphan medicinal product to the European Commission (EC). Subsequent to the end of the period, in January 2020, the Company announced the EC had granted Orphan Drug designation. The designation of PBT434 as an Orphan Drug by the EC entitles Alterity to ten years of market exclusivity in the European Union for the use of PBT434 in the treatment of MSA. The designation also grants access to other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants. The designation follows granting of orphan drug status by the US Food and Drug Administration (FDA) early in 2019.

Operational update for Alterity’s Translational Research program

The Alterity research team continues to evaluate new chemical scaffolds that have potential to intercede in various disease processes. Promising candidates arising from the Translational Research program will be tested in relevant animal models of Parkinsonian diseases, other neurodegenerative diseases, and potential applications outside of neurodegeneration.

PBT2

Alterity Therapeutics continues to pursue inbound interest for the application of PBT2 in diseases outside of neurological disease.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Company during the period.

Events since the end of the financial year

No matter or circumstance has arisen since 31 December 2019 that has significantly affected the Group’s operations, results or state of affairs, or may do so in future periods.

Review Report

Our auditor has included an “emphasis of matter” paragraph in the review report relating to our ability to continue as a going concern (refer note 1b).

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4.

This report is made in accordance with a resolution of directors.

/s/ Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman & CEO

Melbourne
27 February 2020

Auditor’s Independence Declaration

As lead auditor for the review of Alterity Therapeutics Limited for the half-year ended 31 December 2019, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alterity Therapeutics Limited and the entities it controlled during the period.

/s/ Jon Roberts
Jon Roberts	Melbourne
Partner	27 February 2020
PricewaterhouseCoopers

 PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

(Unaudited)

For the half-year 31 December 2019

		31 December	31 December
		2019	2018
	Notes	A$	A$
Income
Interest income	6	14,133	66,364
Other income	6	1,855,172	2,426,518
Expenses
Intellectual property expenses		(102,232)	(82,667)
General and administration expenses	7	(1,747,986)	(2,031,326)
Research and development expenses	7	(5,747,034)	(5,890,241)
Other operating expenses		(40,136)	(28,162)
Other gains/(losses)	7	127,825	199,287
Loss for the period		(5,640,258)	(5,340,227)

Loss before income tax		(5,640,258)	(5,340,227)

Income tax expense		-	-

Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-

Total comprehensive loss for the period		(5,640,258)	(5,340,227)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:

Basic loss per share	5	0.65	0.99
Diluted loss per share	5	0.65	0.99

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of financial position

(Unaudited)

As at 31 December 2019

		31 December	30 June
		2019	2019
	Notes	A$	A$
ASSETS
Current assets
Cash and cash equivalents		12,178,695	14,399,904
Trade and other receivables	8(a)	1,879,958	4,829,497
Other current assets		309,733	631,769
Total current assets		14,368,386	19,861,170

Non-current assets
Property, plant and equipment		117,334	48,748
Total non-current assets		117,334	48,748

Total assets		14,485,720	19,909,918

LIABILITIES
Current liabilities
Trade and other payables		2,624,398	2,718,174
Provisions		545,398	601,995
Other current liabilities		70,344	-
Total current liabilities		3,240,140	3,320,169

Non-current liabilities
Provisions		37,126	34,976
Other non-current liabilities		10,784	-
Total non-current liabilities		47,910	34,976

Total liabilities		3,288,050	3,355,145

Net assets		11,197,670	16,554,773

EQUITY
Contributed equity	9(a)	156,922,052	156,632,636
Reserves	9(c)	1,158,975	1,158,975
Accumulated losses	9(b)	(146,883,357)	(141,236,838)

Total equity		11,197,670	16,554,773

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of changes in equity

(Unaudited)

For the half-year 31 December 2019

		Attributable to owners of
		Alterity Therapeutics Limited
		Contributed		Accumulated
		equity	Reserves	losses	Total
	Notes	A$	A$	A$	A$

Balance at 1 July 2018		143,910,328	1,753,954	(129,583,125)	16,081,157
Loss for the period		-	-	(5,340,227)	(5,340,227)
Total comprehensive income for the period		-	-	(5,340,227)	(5,340,227)
Transactions with owners in their capacity as owners:

Issue of ordinary shares	9	166,086	-	-	166,086
Share-based payment expenses		-	79,090	-	79,090
Transaction costs	9	(63,140)	-	-	(63,140)
Expired options		-	(620,323)	620,323	-
		102,946	(541,233)	620,323	182,036
Balance at 31 December 2018		144,013,274	1,212,721	(134,303,029)	10,922,966
Balance at 1 July 2019		156,632,636	1,158,975	(141,236,838)	16,554,773
Initial adoption of AASB 16*		-	-	(6,261)	(6,261)
Restated total equity at the beginning of the financial period		156,632,636	1,158,975	(141,243,099)	16,548,512

Loss for the period		-	-	(5,640,258)	(5,640,258)
Total comprehensive income for the period		-	-	(5,640,258)	(5,640,258)
Transactions with owners in their capacity as owners:

Issue of ordinary shares	9	372,506	-	-	372,506
Transaction costs	9	(83,090)	-	-	(83,090)
		289,416	-	-	289,416
Balance at 31 December 2019		156,922,052	1,158,975	(146,883,357)	11,197,670

(*)	See note 14 for details regarding the adjustment as a result of a change in accounting policy.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Consolidated statement of cash flows

(Unaudited)

For the half-year 31 December 2019

		31 December	31 December
		2019	2018
	Notes	A$	A$
Cash flows from operating activities
Payments to suppliers and employees		(7,424,156)	(7,290,291)
R&D tax incentive refund		4,824,880	-
Interest paid		(2,474)	-
Interest received		16,124	68,526
Net cash (outflow) from operating activities	10	(2,585,626)	(7,221,765)

Cash flows from investing activities
Payments for property, plant and equipment		(7,499)	(3,273)
Net cash (outflow) from investing activities		(7,499)	(3,273)

Cash flows from financing activities
Proceeds from issues of shares and other equity securities		372,506	166,086
Transaction costs relating to issue of equity		(83,090)	(23,140)
Principle elements of lease payments		(45,325)	-
Net cash inflow from financing activities		244,091	142,946

Net (decrease) in cash and cash equivalents		(2,349,034)	(7,082,092)
Cash and cash equivalents at the beginning of the financial year		14,399,904	15,235,556
Effects of exchange rate changes on cash and cash equivalents		127,825	229,797
Cash and cash equivalents at end of period		12,178,695	8,383,261

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ending 31 December 2019 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Alterity Therapeutics Limited (“the “Group”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except as discussed below.

Reclassification of comparatives

The Group has reclassified certain expenditure items in prior year comparatives in order to be consistent with the current year classification and presentation.

Preparation of interim financial statements for users in multiple jurisdictions

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

(a)	New and amended standards adopted by the Group

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period. The Group has changed its accounting policies and applied the modified retrospective method where required as a result of adopting the new standards.

The impact of the adoption of these standards and the new accounting policies are disclosed in note 14.

(b)	Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2019, the Group incurred an operating loss of A$5,640,258 and an operating cash outflow of A$2,585,626 compared with an operating loss of A$5,340,227 and an operating cash outflow of A$7,221,765 for the six months ended 31 December 2018. As at 31 December 2019 the net assets of the Group stood at A$11,197,670 compared with A$16,554,773 at June 30, 2019 and our cash position decreased to A$12,178,695 from A$14,399,904 at 30 June 2019.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

1	Basis of preparation of half-year report (continued)

(b)	Going concern (continued)

The Directors intend to raise new equity funding within the next six months to meet our forecasted cash requirements to enable progression of the Group’s planned research and development programs.

The continuing viability of the Group and its ability to continue as a going concern and meet its debt and commitments as they fall due are dependent on this funding, together with maintaining implemented cost containment and deferment strategies.

Management and the Directors believe the Group will be successful in raising new equity funding and accordingly have prepared the financial report on a going concern basis, notwithstanding there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB).

2	Significant changes in the current reporting period

There have been no significant changes in the state of affairs of the Group during the period.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development in the field of Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease and other neurodegenerative disorders.

4	Dividends

The Group has not declared any dividends in the period ended 31 December 2019 (2018 : nil)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

5	Loss per share

(a)	Basic and diluted loss per share

	31 December	31 December
	2019	2018
	Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the Group:

Basic loss per share	0.65	0.99
Diluted loss per share	0.65	0.99

(b)	Reconciliation of loss used in calculating loss per share

	31 December	31 December
	2019	2018
	A$	A$
Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(5,640,258)	(5,340,227)

Diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(5,640,258)	(5,340,227)

(c)	Weighted average number of shares used as the denominator

	31 December	31 December
	2019	2018
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	868,327,981	536,789,698

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

6	Interest and other income

	31 December	31 December
	2019	2018
	A$	A$
Interest and other income
Interest income	14,133	66,364
	14,133	66,364

Other Income
R&D tax incentive	1,855,172	2,426,518
	1,855,172	2,426,518

7	Loss for the period

	31 December	31 December
	2019	2018
	A$	A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	14,390	14,675
Depreciation on leased assets	42,827	-
Employee expenses (non R&D related)	286,064	332,529
Consultant and director expenses	371,559	767,684
Audit, internal control and other assurance expenses	120,604	100,847
Corporate compliance expenses	194,569	176,723
Office rental	30,317	73,743
Other administrative and office expenses	358,599	375,620
Insurance expenses	329,057	189,505
	1,747,986	2,031,326
Research and development expenses
Employee expenses	1,356,509	1,256,939
Other research and development expenses	4,390,525	4,633,302
	5,747,034	5,890,241
Other gains and losses
Foreign exchange loss / (gain)	(127,825)	(199,287)
	(127,825)	(199,287)

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

8	Financial assets and financial liabilities

(a)	Trade and other receivables

	31 December			30 June
	2019			2019
		Non-			Non-
	Current	current	Total	Current	current	Total
	A$	A$	A$	A$	A$	A$
R&D tax incentive receivable	1,855,562	-	1,855,562	4,825,270	-	4,825,270
Accrued interest income	138	-	138	2,129	-	2,129
Goods and services tax receivable	24,258	-	24,258	2,098	-	2,098
	1,879,958	-	1,879,958	4,829,497	-	4,829,497

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 13(a).

(i)	Classification as trade and other receivables

Trade receivables and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection of the amounts is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Trade and other receivables are generally due for settlement within one year and therefore are all classified as current.

(b)	Recognised fair value measurements

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.

The fair value hierarchy consists of the following levels:

●	quoted prices in active markets for identical assets or liabilities (Level 1);

●	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

●	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

9	Equity

(a)	Contributed equity

	31 December	30 June	31 December	30 June
	2019	2019	2019	2019
	Shares	Shares	A$	A$

Ordinary shares - fully paid	872,613,872	860,837,432	156,922,052	156,632,636

Movements in ordinary share:

Details	Number of shares	A$
Opening balance 1 July 2019	860,837,432	156,632,636
Shares issued during the year	11,776,440	372,506
Transaction costs	-	(83,090)
Balance 31 December 2019	872,613,872	156,922,052

Details of shares issued during the current period:

2020	Details	Number	Issue price (1) A$	Amount A$
31-Jul-2019	Issue of shares under ATM facility	7,962,060	0.035	277,812
21-Nov-2019	Issue of shares under ATM facility	3,814,380	0.025	94,694
		11,776,440		372,506

(1)	Reflects the issue price rounded to the nearest three decimal places

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	31 December	31 December
	2019	2018
	A$	A$
Balance at the beginning of the period	141,236,838	129,583,125
Net loss for the period	5,640,258	5,340,227
Impact of initial adoption of AASB 16 (1)	6,261	-
Reclassify expired options from reserves (2)	-	(620,323)
Balance at the end of the period	146,883,357	134,303,029

(1)	See note 14 for details regarding the adjustment as a result of a change in accounting policy.

(2)	Reclassification of options over fully paid ordinary shares.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

9	Equity (continued)

(c)	Reserves

	31 December 2019	30 June 2019	31 December	30 June
	Options/	Options/	2019	2019
Share based payment reserve	warrants	warrants	A$	A$
Options over fully paid ordinary shares	25,300,000	25,300,000	1,158,975	1,158,975
Short-term warrants	-	586,672,964	-	-
	25,300,000	611,972,964	1,158,975	1,158,975

The table below presents the movements in reserves during the half-year ended 31 December 2019.

2019	Details	Number	Amount A$
19-Dec-19	Short-term warrants lapsed during the period	(586,672,964)	-
		(586,672,964)	-

There have been no options or warrants over fully paid ordinary shares issued, exercised or forfeited during the current period.

(i) Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December	31 December
	2019	2018
	A$	A$

Loss for the period	5,640,258	5,340,227
Depreciation	(57,217)	(14,675)
Other	6,261	-
Non-cash employee benefits expense - share-based payments	-	(79,091)
Net foreign exchange differences	127,825	229,796
(Increase)/decrease in provisions	54,447	38,159
Increase/(decrease) in trade and other receivables	(2,949,539)	2,437,159
Increase/(decrease) in other current assets	(322,036)	(153,947)
Increase/(decrease) in other non-current assets	72,979	-
(Increase)/decrease in trade and other payables	93,776	(575,863)
(Increase)/decrease in other current liabilities	(70,344)	-
(Increase)/decrease in other non-current liabilities	(10,784)	-
	2,585,626	7,221,765

11	Related party transactions

During the period ending 31 December 2019, there were no related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the Group and its subsidiaries.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

12	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

13	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. The Group has adopted new accounting standard AASB 16 as disclosed in note 14 and has appropriately changed accounting policies where needed.

(a)	R&D tax incentives

A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2019 the Group has recorded an item in other income of A$1,855,172 compared with A$2,426,518 for the comparable 2018 period to recognise this amount which relates to this period.

14	Changes in accounting policies

This note explains the impact of the adoption of AASB 16 Leases on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 July 2019 in note 14(c) below.

(a)	Impact on the financial statements

The Group has adopted AASB 16 retrospectively from 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

(b)	AASB 16 Leases – Impact of adoption

On adoption of AASB 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

14	Changes in accounting policies (continued)

(b)	AASB 16 Leases – Impact of adoption (continued)

In applying AASB 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and Interpretation 4 Determining whether an Arrangement contains a Lease.

Measurement of Lease Liabilities

A$
Operating lease commitments disclosed at 30 June 2019	111,811
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	108,028
Less short-term lease not recognised as a liability (1)	(13,290)
Lease liability recognised as at 1 July 2019	94,738

Of which are:
Current lease liability	77,665
Non-current lease liability	17,073
94,738
Right of use of asset increased by	88,477
Lease liability increased by	94,738
The net impact on retained earnings on 1 July 2019 was a decrease of	(6,261)

(1)	The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases.

On impact of adoption, the right-of-use assets of $88,477 are classified under property, plant and equipment in the consolidated statement of financial position. The corresponding current lease liability of $77,655 is classified under other current liabilities and the non-current lease liability of $17,073 is classified under other non-current liabilities.

(c)	Accounting policies applied from 1 July 2019

From 1 July 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Alterity Therapeutics Limited

Notes to the consolidated financial statements

(Unaudited)

31 December 2019

(continued)

14	Changes in accounting policies (continued)

(c)	Accounting policies applied from 1 July 2019 (continued)

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Alterity Therapeutics Limited

Directors' declaration

31 December 2019

In the directors’ opinion:

(a)	the interim financial statements and notes set out on pages 2 to 18 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Alterity Therapeutics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

/s/ Mr. Geoffrey Kempler
Mr. Geoffrey Kempler
Chairman & CEO

Melbourne

27 February 2020

Independent auditor’s review report to the members of Alterity Therapeutics Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Alterity Therapeutics Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated statement of financial position as at 31 December 2019, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected other explanatory notes and the directors’ declaration.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alterity Therapeutics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331 MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alterity Therapeutics Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2019 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Material uncertainty related to going concern

We draw attention to Note 1(b) in the half-year financial report, which indicates the Group incurred a net loss and a net cash outflow from operations for the six months ended 31 December 2019. The continuing viability of the Group is dependent on raising new equity funding, together with maintaining implemented cost containment and deferment strategies. These conditions, along with other matters set forth in Note 1(b), indicate the existence of material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Jon Roberts
Jon Roberts	Melbourne
Partner	27 February 2020